Moody National REIT II, Inc. SC 14D9

EXHIBIT (a)(2)

Your clients may receive, or may have already received, correspondence from Comrit Investments 1, Limited Partnership (“Comrit”) related to an unsolicited and opportunistic tender offer by Comrit (the “Offer”) to purchase your clients’ shares of common stock of Moody National REIT II, Inc. (the “Company”). Comrit is not affiliated with the Company or its management.

Comrit has offered to purchase up to an aggregate of 275,482 shares of the Company’s common stock (comprised of up to 247,482 shares of the Company’s Class A common stock and up to 27,548 shares of the Company’s Class T common stock) at a price of $10.89 per share.

The board of directors of the Company has unanimously recommended that your clients REJECT the Offer. The board of directors of the Company believes that the Offer is an opportunistic attempt by Comrit to purchase shares at a discounted price. The Offer price is substantially less than the estimated net asset value per share of each class of the Company’s common stock as of December 31, 2022, of $19.45.

In response to the Offer, the Company is sending a letter to all of its stockholders stating that the Company’s board of directors recommends the rejection of the Offer and explaining the basis for such recommendation but acknowledging that each stockholder must evaluate the Offer in light of his or her liquidity needs.

A copy of the letter to the Company’s stockholders is attached hereto.

If you or your client have any questions, please refer to the Frequently Asked Questions (FAQs) below or call investor services at (888) 457-2358.

Frequently Asked Questions Regarding the Comrit Tender Offer

For the Company’s Shares

Q:	What have my client(s) received from Comrit?

A:	Your client(s) have received or may soon receive materials relating to an unsolicited and opportunistic tender offer from Comrit to purchase up to 275,482 shares of the Company’s common stock (comprised of up to 247,934 shares of the Company’s Class A common stock and up to 27,548 shares of the Company’s Class T common stock) at a price of $10.89 per share.

Q:	What is the Company’s response to the Offer?

A:	The Company’s board of directors (the “Board”) has carefully reviewed the terms of the Offer and unanimously recommends that your client(s) reject the Offer and not tender their shares of common stock. The following are the material factors considered by the Board in determining to recommend that stockholders reject the Offer:

•	The Board believes that the Offer is an opportunistic attempt by Comrit to purchase shares at a discounted price. The $10.89 per share Offer price is substantially less than the estimated net asset value per share of each class of the Company’s common stock as of December 31, 2022 of $19.45, as disclosed in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023.

•	Comrit is motivated by its own financial self-interest. Comrit states in the materials related to the Offer that the Offer is being made “for investment purposes and with the intention of making a profit” and admits that in establishing the Offer Price of $10.89 per Share, it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders.

•	The Offer price was not determined based upon any valuation of the Company or its assets or any other assessment of what would constitute an equitable price for tendered shares. Comrit acknowledges that the Offer price has not been the subject of any independent evaluation or fairness opinion.

•	If your client(s) sell, they will no longer have any rights with respect to the shares that they sell, including any ability to sell in a future offer and any appreciation in the value of the common stock or distributions paid, if any.

•	To the Company’s knowledge, none of the Company’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to Comrit.

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Q:	What happens if my client(s) tender their shares?

A:	If your client(s) tender their shares to Comrit, they will no longer be stockholders of the Company (to extent all of their tendered shares are purchased). In addition, your client(s) will give up the right to sell in any future tender offer by Comrit or any other purchaser (if any) and the right to any distributions paid after the expiration date of the Offer, regardless of when payment for the shares is made.

Q:	If my client(s) have already tendered shares, are they able to withdraw their tender?

A:	Yes, for a limited period of time. Stockholders who tender their shares in response to the Offer have the right to withdraw their tendered shares at any time prior to the expiration date, which is initially 11:59 P.M. Eastern Time on March 6, 2024 (unless extended by Comrit). In addition, tenders of shares not accepted for payment or not otherwise paid for by Comrit may be withdrawn at any time after March 8, 2024, the date that is sixty (60) days from the date of the commencement of the Offer, including with respect to any tendered shares for which Comrit has not completed payment by such date.

Q:	Was my client’s information shared directly with Comrit?

A:	No. The Company values the privacy of its stockholders.

Q:	How can I find out more about the Offer?

A:	Please visit the Company’s page on the SEC’s website at www.sec.gov to review the recent filings made by Comrit and the Company related to the Offer or contact investor services at (888) 457-2358.

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